

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2019

Michael I. Goldberg
Trustee
Woodbridge Liquidation Trust
Las Olas Center II
350 East Las Olas Boulevard, Suite 1600
Fort Lauderdale, Florida 33301

> **Re: Woodbridge Liquidation Trust**
> **Amendment No. 1 to Registration Statement on Form 10-12G**
> **Filed December 13, 2019**
> **File No. 000-56115**

Dear Mr. Goldberg:

     We have reviewed your amended filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

Registration Statement on Form 10

General

1.   We reissue prior comment 1. Please provide the disclosure in your filing as of the most recent practicable date. We note that you updated the Property Information and the Security Ownership to September 30, 2019; however, that information remains over two and half months old. Please revise or advise.

     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     You may contact Jorge Bonilla at 202-551-3414 or Robert Telewicz, at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pam Long at 202-551-3765 with any other questions.

                                        Sincerely,

                                          Division of Corporation Finance
                                          Office of Real Estate & Construction

cc: David Barton, Esq.